UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FORESCOUT TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(CUSIP Number of Class of Securities)

Darren Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Forescout Technologies, Inc.
190 West Tasman Drive

San Jose, CA 95134
(866) 377-8771

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven E. Bochner

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1, which is referred to as this “Amendment No. 1,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on July 20, 2020 (which is referred to, together with the exhibits thereto and as amended or supplemented from time to time, as the “Schedule 14D-9”) by Forescout Technologies, Inc., a Delaware corporation, which is referred to as “Forescout.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Ferrari Group Holdings, L.P., a Delaware limited partnership, which is referred to as “Parent,” and by Ferrari Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Forescout’s common stock, par value $0.001 per share. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 20, 2020, and is made upon the terms and subject to the conditions set forth in the related Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(G)	Communications from Forescout Technologies, Inc. to its employees entitled “FSCT Tender Offer Employee FAQ” dated July 24, 2020.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORESCOUT TECHNOLOGIES, INC.

Date: July 24, 2020	By:	/s/ Darren J. Milliken
Darren J. Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

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